EXHIBIT 99.1

Student Transportation Extends Senior Credit Agreement

WALL, N.J., March 4, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), and its subsidiaries announced today it has signed a new five year amended agreement with its senior lenders to extend the current bank credit facility agreement to February 2018. The Company was in the second year of a five year term when it sought a new extended and amended agreement to secure its credit position for an additional five years.

The $155 million bank credit facility was arranged by BMO Capital Markets and funded by BMO Harris Bank, The Bank of Nova Scotia, Raymond James, Siemens Financial Services and The Toronto-Dominion Bank. The new amended facility is a $15 million increase over the prior one and includes a lower base rate, maintains leverage covenants at existing levels and allows additional flexibility to the Company for leasing and share buy back options, if needed. The new amended facility also extends a $100 million "accordion feature" which allows the Company access to a larger facility should it ever be needed.

Commenting on the negotiated transaction, CFO Patrick Walker said, "We wanted to take advantage of the increased longevity of the term and lower rates being offered today to companies with similar credit profiles such as ours. The syndicate members were receptive to our extension request, as some have been in the credit facility for the past 16 years as we have grown from a start up company in 1997 to one with sales exceeding $450 million next year. Our bankers know the Company well and have allowed us to use debt wisely for growth. We have a solid relationship with our senior lenders and this shows the confidence they have in our management and our business. We are extremely pleased to welcome Toronto Dominion Bank to join the group in replacement of CIBC, who had been a member of the syndicate for many years but chose not to participate in the lower rate facility extension. BMO, Scotia and Siemens all increased their positions, which is always a sign of confidence." The credit facility extension required the approval of the Company's senior note holders, Sun Life and Canada Life, which was also attained.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com